PRESS RELEASE

Klondex Recovers 107,860 Au Equivalent Ounces in First Year of Production

Vancouver, BC – January 19, 2015 - Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) ("Klondex" or the "Company") is pleased to report its 2014 annual production and its operations guidance for 2015 at its Midas and Fire Creek projects.

	1Q	2Q	3Q	4Q	Total 2014

Underground Operations
Tons Mined	22,370	54,659	54,842	48,950	180,821

Processing
Tons Milled	21,727	46,047	54,743	49,327	171,844
Au Grade OPT	0.541	0.382	0.637	0.471	0.509
Ag Grade OPT	7.73	7.38	6.95	11.05	8.34
Au Ounces Recovered	13,545	17,093	33,339	22,262	86,239
Ag Ounces Recovered	158,372	325,018	364,435	517,761	1,365,586
Au Equivalent Ounces Recovered(1)	16,052	22,239	39,109	30,460	107,860
Au Ounces Sold	3,369	20,293	23,166	26,272	73,100
Ag Ounces Sold	58,053	343,025	315,504	400,706	1,117,288
Au Equivalent Ounces Sold(1)	4,288	25,724	28,162	32,617	90,791

(1) Au Equivalent ounces used a 63.15:1 silver to gold ratio

Paul Andre Huet, Klondex President and CEO commented, “Our fourth quarter results capped an exceptional year for Klondex. Actual production results for 2014 exceeded our original budgeted ounces by over 25%. Solid performances at both operations demonstrate our teams’ ability to deliver and sustain operations while generating free cash flow, both of which are critical to the growth of the Company.”

He continued, “Looking forward to 2015, we have increased our operations target by approximately 15% to 120-125k Au equivalent ounces. We enter 2015 with momentum, the right people and the confidence to execute our exploration, development and production plans. We are well positioned to execute the Company’s strategy to optimize operations and grow both resources.”

Klondex will report its financial results for the fourth quarter and full year 2014 on Tuesday, March 24, 2015 followed by a conference call on Wednesday, March 25, 2015.

Klondex is conducting its final review of the updated Fire Creek mineral resource estimate which is expected to be released by the end of January 2015.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tons per day capacity milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been in operations since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

For More Information
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the timing, extent and success of mining operations, the ability to monetize mineralized material and its effect on the Company's cash flow, and the timing and completion of an updated mineral resource estimate for the Fire Creek Project. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com